                                                                      Exhibit 18

May 17, 1999

Global MAINTECH Corporation
Minneapolis, Minnesota

Ladies and Gentlemen:

We have been furnished with a copy of Form 10-Q of Global MAINTECH Corporation for the three months ended March 31, 1999, and have read the Company's statements contained in the footnotes to the condensed financial statements included therein. As stated in the footnotes, the Company changed its method of accounting for depreciation and states that the newly adopted accounting principle is preferable in the circumstances because the Company believes that the straight-line method more appropriately measures the timing of the economic benefits to be received from the underlying assets than accelerated methods. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of Global MAINTECH Corporation as of any date or for any period subsequent to December 31, 1998, nor have we audited the information set forth in the aforementioned footnotes to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Global MAINTECH Corporation's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG Peat Marwick LLP